ATS-N/CA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: <u>Broker-Dealer Operator Trading Activities on the ATS</u>

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?	 Yes ○ No

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

As used in this ATS-N, the term "subscriber" refers to any entity that has entered into an agreement with LeveL Markets, LLC ("LeveL Markets" or the "Firm"), broker-dealer operator of the LeveL ATS, for the Firm to provide that entity and its authorized representatives with access to the LeveL ATS. As documented in Part III Item 1 below, the LeveL ATS has Brokers, Principal Trading Firms, Market Makers, and Dealers as its permitted Types of ATS Subscribers. The Firm also has institutional customers (Asset Managers and Hedge Funds) that are permitted as subscribers to the LeveL ATS (the "Buyside Subscribers") that will be able to route orders through LeveL Markets to the LeveL ATS for handling and execution. When this filing refers specifically to Buyside Subscribers, such references pertain only to the features, products and services provided to those LeveL Markets institutional accounts defined as Buyside Subscribers. All subscribers other than Buyside Subscribers are broker-dealers (the "Broker-Dealer Subscribers") that are members in good standing of FINRA and/or other U.S. self-regulatory organizations. These broker-dealers are not "customers" of LeveL Markets as defined in FINRA rules. When this filing refers specifically to Broker-Dealer Subscribers, such references pertain only to the features, products and services provided to Broker-Dealer Subscribers and not to Buyside Subscribers. Any descriptions of features, products or services that are offered to "subscribers" as used herein refer to both Buyside Subscribers and Broker-Dealer Subscribers.

On behalf of Buyside Subscribers, LeveL Markets sponsors a trading arrangement (please see Part III Item 13 and 14) through which LeveL ATS Buyside Subscribers can trade between themselves and not with the broader LeveL pool. Such Buyside Subscribers can also, if they elect, have LeveL Markets represent their orders within that Buyside Subscriber-specific trading arrangement and in the LeveL pool simultaneously or after seeking a potential match within that trading arrangement first, at the Buyside Subscriber's election. The default setting is for Buyside Subscribers to have their orders seek a potential match within the Buyside Subscriber trading arrangement first and then be represented in the broader LeveL pool in the absence of a match within that Buyside Subscriber trading arrangement. This default setting can be changed upon a request from the Buyside Subscriber to LeveL Markets. <u>LeveL Markets also permits other asset management or buyside entities ("Sponsored Buyside Entities") to access the Buyside Subscriber trading arrangement. Sponsored Buyside Entities are customers of other broker-dealers that are Broker-Dealer Subscribers to the LeveL ATS. Sponsored Buyside Entities are not customers of LeveL Markets. Sponsored Buyside Entities can only interact with the Buyside Subscriber trading arrangement if specifically permitted to do so by LeveL Markets. LeveL Markets may also permit certain Broker-Dealer Subscribers that perform outsourced trading services for smaller investment entities to access the Buyside Subscriber trading arrangement on behalf of their underlying clients ("Outsourced Trading Brokers"). "Outsourced trading" generally refers to the practice of investment entities retaining third parties to perform trading services on their behalf, often seeking to leverage the size and scale of the typically larger Outsourced Trading Brokers.</u>

Orders received from Buyside Subscribers,<u> Sponsored Buyside Entities, and Outsourced Trading Brokers</u> are handled by the LeveL ATS in the same manner as orders from any other LeveL ATS subscriber and do not have any special or different priority in the LeveL ATS. The MPID for LeveL Markets as broker-dealer operator is LTAA. Orders routed by LeveL Markets to the LeveL ATS are agency capacity only. No other business units of the broker-dealer operator are permitted to enter or direct the entry of orders or trading interest to the LeveL ATS.

b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?	 Yes ○ No

c. Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?	○ Yes ● No
d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?	○ Yes ● No

Item 5: <u>Other Products and Services</u>

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?	● Yes ○ No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.	The only such product or service that LeveL Markets offers Buyside Subscribers is a user interface (the "UI"). <u>LeveL Markets also offers the UI to Outsourced Trading brokers.</u> While virtually all Buyside Subscribers <u>and Outsourced Trading brokers </u>use an external OMS, EMS, or order router to send orders and trading interest to the LeveL ATS through LeveL Markets, the UI is offered to all Buyside Subscribers <u>and Outsourced Trading brokers</u>. Buyside Subscribers <u>and Outsourced Trading brokers </u>can manage orders and trading interest via the UI and can also monitor executions in the LeveL ATS via the UI, even if those orders or trading interest were submitted to the LeveL ATS via an OMS, EMS, or router. While the UI is made available to all Buyside Subscribers <u>and Outsourced Trading brokers</u>, not all of them use the UI. Orders and trading interest for the LeveL ATS cannot be entered via the UI. The use of the UI provides no speed advantages versus other means of order or trading interest management.
b. If yes to Item 5(a), are the terms and conditions of the services or products	● Yes ○ No

required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	
c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?	 ● Yes ○ No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	Fidelity offers a routing tool to institutional customers called Fidelity Service Bureau ("FSB"), which is operated by a non-broker-dealer Fidelity entity. LeveL ATS Buyside Subscribers' traders, including but not limited to those of FMR Co., may use FSB to route orders and trading interest to the LeveL ATS for handling and execution. As it does with other order entry systems, LeveL Markets pays Fidelity Prime Financing, LLC a monthly fee for connectivity of the Buyside Subscribers and traders that use FSB to access the System. The Firm understands that FSB was not designed specifically for use with the LeveL ATS and can be used to reach other venues or trading destinations in addition to the System. LeveL Markets is not a party to any agreements between Buyside Subscribers and FSB, and users of FSB are not treated any differently in the LeveL ATS than non-users of FSB. Please see Part III Item 5(c).
d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	○ Yes ● No
If no, identify and explain any differences.	LeveL Markets is unaware of the terms and conditions of the use of FSB for any particular Buyside Subscriber. LeveL Markets pays Fidelity Prime Financing, LLC several types of fees relating to the FSB service on a monthly basis. One monthly fee is based on the rate the Buyside Subscriber pays to LeveL Markets per executed share. These types of fees can vary by Buyside Subscriber and are not capped. Another monthly fee is a flat rate per Buyside Subscriber FSB connection to the System. For this fee, after the number of Buyside Subscribers reaches a certain threshold, Fidelity caps the total fee paid by LeveL Markets at a maximum amount per month, regardless of how many additional traders use FSB. Some Buyside Subscribers add FSB costs to the commissions paid to LeveL Markets at their discretion. LeveL Markets does not enter orders or trading interest into the LeveL ATS via FSB or otherwise.

ATS-N/CA: Part III: Manner of Operations

Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?	 ● Yes ○ No
If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.	Trading interest must be submitted via FIX protocol. The LeveL ATS is compliant with version 4.2 of the FIX protocol. Subscribers can connect via cross connects within Equinix NY4 or through various extranet providers. Buyside Subscribers can submit orders via FIX to LeveL Markets, which routes such orders to the LeveL ATS. The LeveL ATS does not accept and does not have the ability to accept manual orders or trading interest.
b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	 ○ X. Yes ● No̶
If no, identify and explain any differences.	As described in Item 5a above, Buyside Subscribers can submit orders via FIX to LeveL Markets, which routes such orders to the LeveL ATS.
c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)? If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.	 ○ X. Yes ● No̶ As described in Item 5a above, Buyside Subscribers can submit orders via FIX to LeveL Markets, which routes such orders to the LeveL ATS. In addition to using an O/EMS to send orders or trading interest to the Buyside Subscriber trading arrangement described herein, Buyside Subscribers may also use a third party technology provider or a Broker-Dealer Subscriber's smart order router as long as the orders or trading interest are sent to the Buyside Subscriber trading arrangement directly from or on behalf of the Buyside Subscriber, meaning they are institutional customer orders or trading interest where the third party or broker-dealer routing system passes a client identifier for the underlying Buyside Subscriber and trader that sent the order or trading interest, if applicable. The third party or broker-dealer routers are accessed via a front-end at the Buyside Subscriber, and any orders or trading interest sent to the Buyside Subscriber trading arrangement via such third party or broker-dealer routers are submitted using FIX 4.2. Sponsored Buyside Entities can only access the Buyside Subscriber trading arrangement via broker-dealer routers of Broker-Dealer Subscribers and any such orders or trading interest must also contain an identifier for the specific Sponsored Buyside Entity.
d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	● Yes ○ No

Item 8: <u>Order Sizes</u>

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?	◉ Yes ○ No
If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.	The LeveL ATS accepts orders in all lot sizes (round lots, odd lots, and mixed lots) as a default setting. Subscribers may instruct the ATS to not accept odd lot orders or mixed lot orders. The Buyside Subscriber trading arrangement, which ~~goes into effect on March 30, 2026 and~~ is described in Part III Item 14, has a default minimum order size of 5,000 shares, which can be increased or decreased upon client request to LeveL Markets. VWAP Sliced Orders must permit both odd and mixed lot executions in the event their order quantity is fewer than 500 shares (for illiquid securities) and 700 shares (for liquid securities). Where a VWAP Sliced Order includes instructions permitting both odd and mixed lot executions, the minimum order quantity is 5 shares (for illiquid securities) or 7 shares (for liquid securities). By default, the LeveL ATS will reject any order for more than 1,000,000 shares. Subscribers may instruct the LeveL ATS to accept orders for more than 1,000,000 shares.
b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Does the NMS Stock ATS accept or execute odd-lot orders?	◉ Yes ○ No
If yes, specify any odd-lot order requirements and related handling procedures (<u>e.g.,</u> odd-lot treated the same as round lot).	By default, the LeveL ATS accepts and will execute odd lot orders. Subscribers may instruct the ATS to not accept odd lot orders. Odd lot orders are treated the same as round lot orders.
d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
e. Does the NMS Stock ATS accept or execute mixed-lot orders?	◉ Yes ○ No
If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).	By default, the LeveL ATS accepts and will execute mixed lot orders (e.g., orders for 150 shares). A subscriber may instruct the LeveL ATS to not execute in mixed lots. There is no difference in the ATS's treatment of mixed lot orders relative to round lot orders.

f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No

Item 13: <u>Segmentation; Notice</u>

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (<u>e.g.,</u> segmented by type of participant, order size, duration, source, or nature of trading activity)?	 Yes ○ No
If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.	Channel-Based Segmentation LeveL Markets employs a channel-based segmentation methodology for the LeveL ATS that allows a subscriber to partition or to direct LeveL Markets to partition a subscriber's order flow into discreet channels that are based upon trading behaviors, business units within the subscriber's organization, or a combination thereof and not solely an identifier such as an MPID. This functionality and related procedures are made available to all subscribers. Subscribers can designate their flow to specific channels that are subscriber-defined. (See Item 14 below.). New subscribers that do not identify specific channels to LeveL Markets as part of on-boarding will initially have their order flow partitioned by LeveL Markets into MPID-specific channels for however many MPIDs are used by that new subscriber. Existing subscribers as of the implementation date of channel-based segmentation that have not identified specific types of their own order flow for partitioning into channels have had their order flow mapped by LeveL Markets into channel-based equivalents based upon any existing contra list instructions that the subscriber already has in place. For example, if a current subscriber has one MPID but has requested different counter party selections (see Item 14) for that MPID (i.e., instructions to match against certain counterparties for firm orders and match against certain other counterparties with its conditional orders), LeveL Markets has mapped those counter party selections or contra list instructions into distinct channels for that subscriber, even if the subscriber did not request that different channels be created. All channels, whether identified by the subscriber or by LeveL Markets, are set up in the LeveL ATS by LeveL Markets and not by subscribers. Subscribers may run a "mark-out" or other trading analysis in the LeveL ATS or request that LeveL Markets run one on the subscriber's behalf and use the results of such an analysis to identify activity that it deems to be favorable or unfavorable to that subscriber. The subscriber may request that its order flow - either a specific channel, multiple channels, or all of its order flow - not interact with particular channels that are anonymously selected in the outcome of the contra-party analyses of its trading activity. LeveL Markets will review the subscriber's executions during an agreed-upon historical time period, and on the basis of a performance metric defined by the subscriber. In addition to being the broker-dealer operator of the LeveL ATS, LeveL Markets was the broker-dealer operator of the Luminex ATS. For the purpose of assigning Buyside Subscribers to channels in the LeveL ATS, LeveL Markets assessed the order and trade activity of such Buyside Subscribers in the Luminex ATS for calendar year 2025. Buyside Subscribers that have a comparatively higher amount of order and trade activity (as compared to other Buyside Subscribers), and traders within those Buyside Subscribers who have comparatively higher amounts of activity, may be assigned separate channels by LeveL Markets for the Buyside Subscriber and/or the trader. LeveL Markets has established a "group" channel, explained more fully below, for all other Buyside Subscribers and their traders who have comparatively lesser amounts of order and trade activity. Most Buyside Subscribers, and all new Buyside Subscribers, will be assigned to one "group" channel, with no separate channels either for any of the Buyside Subscribers in that group channel or for any of the individual traders for those Buyside Subscribers in that group channel. As noted above, this group channel is for Buyside Subscribers and traders that have exhibited lesser amounts of order and trade activity and for all new Buyside Subscribers. For other Buyside Subscribers who are not in the group channel, LeveL Markets

may establish multiple channels for a particular Buyside Subscriber if that Buyside Subscriber has multiple trading desks or has one or more active traders that in the discretion of LeveL Markets warrant distinct channels. LeveL Markets may establish one channel for a moderately active Buyside Subscriber but no channels for specific traders if none of the traders of that Buyside Subscriber appears to warrant a separate channel in the judgment of LeveL Markets. As noted above, all other Buyside Subscribers have been placed, and all new Buyside Subscribers will be placed, into one group channel. LeveL Markets retains the discretion to create a new channel for any Buyside Subscriber if that Buyside Subscriber's activity is meaningfully distinguishable from the activity of other Buyside Subscribers in the group channel. Similarly, if a Buyside Subscriber who has been placed in the group channel requests its own channel, LeveL Markets will generally approve that request and establish such a channel. LeveL Markets may not approve and establish a separate channel for a requesting Buyside Subscriber if, for example, that Buyside Subscriber has sent few or no orders to the LeveL ATS.

Buyside Subscribers with their own channels are able to go through the "mark-out" analysis procedure described above for the purpose of identifying potential counterparty exclusions. (See Item 14 below.). If a Buyside Subscriber in the group channel requests such an analysis, LeveL Markets will first create a channel for that specific Buyside Subscriber. After the Buyside Subscriber has a statistically meaningful amount of trading activity in their new channel, LeveL Markets will be able to run the type of trading analysis that can potentially be used for counterparty exclusions.

<u>Sponsored Buyside Entities, as defined in Part II Item 1, have been assigned to channels at the discretion of LeveL Markets. Those Sponsored Buyside Entities that were the most active have been placed in their own channels while almost all Sponsored Buyside Entities have been placed into the group channel referenced above. Each Outsourced Trading Broker, as defined in Part II Item 1, has been placed into its own channel. Because Sponsored Buyside Entities are neither subscribers to the LeveL ATS nor customers of LeveL Markets, they are unable to request a "mark-out" analysis for the purpose of identifying potential counterparty exclusions. Outsourced Trading Brokers are able to do so, at their election, once they have a sufficient data set on which to perform such an analysis.</u>

LeveL Markets, the broker-dealer operator of LeveL ATS, may also in its sole discretion establish new channels or consolidate a subscriber's existing channels without notice. For example, LeveL Markets may partition an existing channel's order flow into two order channels based upon characteristics of the orders (e.g., "passive resting" versus "aggressive IOC" orders) if it deems these meaningfully different types of order flow. LeveL Markets would apply the single channel's existing exclusions, if any, that were selected by the subscriber to any new channels created by LeveL Markets. In addition, if LeveL Markets observes that several of a subscriber's identified channels appear to reflect virtually identical order flow characteristics, LeveL Markets may elect to consolidate those channels. However, if those separate subscriber channels have different sets of exclusions, LeveL Markets will not consolidate those channels even if the order flow from those channels does not appear to otherwise be meaningfully distinguishable. Any reviews by LeveL Markets of subscriber activity for this purpose will be on an ad hoc basis as deemed appropriate by LeveL Markets and not necessarily at set periodic intervals.

LeveL Markets previously grouped its subscribers into one or more groups at the MPID level based upon the order characteristics or general business model of each subscriber. Such groups included agency algorithms or smart order routers, broker-dealers, exchanges or other ATSs, electronic market makers, high-touch agency broker-dealers, high-touch proprietary broker-dealers, low-touch prop, and sponsored access arrangements. While such groupings are no longer supported under the channel-based segmentation methodology, LeveL Markets has mapped these exclusion settings into comparable channels or groups of channels for subscribers who have previously requested to interact (include) or not interact (exclude) with one or more of these legacy groupings. LeveL Markets will also not add any new subscribers or channels to any legacy grouping; thus, a subscriber will be eligible to trade with any new subscriber unless and until that new subscriber has been excluded by means of a contra-party analysis (as described below) or an MPID exclusion. LeveL Markets will also not allow any new subscriber to request exclusions based upon these legacy groupings. Subscribers currently utilizing the legacy segmentation categories can update their exclusions by contacting LeveL Markets.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?	 Yes ● No
If no, identify and explain any differences.	The application of the channel-based segmentation process is the same for all subscribers; however, because the channel-based segmentation is intended to be flexible and tailored to each subscriber and their order flow, and because each subscriber is different and may have a different number of channels, different trading strategies, and different counterparty exclusions (see Item 14), the results of the segmentation process will necessarily vary by subscriber. LeveL Markets can, in its discretion, create new channels or combine existing channels. As discussed above, LeveL Markets has placed most Buyside Subscribers, and places all new Buyside Subscribers, into one "group" channel while it has established separate channels for more active Buyside Subscribers and more active traders at such Buyside Subscribers. LeveL Markets can, in its discretion, create new channels for Buyside Subscribers and traders that, in its judgment based on the relevant trading activity, warrant separate channels. Similarly, LeveL Markets can exercise its discretion and

discontinue separate channels and place a Buyside Subscriber into the group channel if, in the judgment of LeveL Markets, the activity of such Buyside Subscriber no longer warrants a separate channel.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?	○ Yes ● No
d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?	● Yes ○ No
If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	For the channel-based segmentation protocol, subscribers may proactively identify to LeveL Markets the specific channels tied to the types of order flow that it is sending or will send to LeveL ATS. As discussed above, LeveL Markets will also establish other channels based upon subscriber trading behaviors, and these channels may not be disclosed to the subscriber.
e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?	● Yes ○ No

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?	● Yes ○ No
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.	As further discussed below, subscribers may designate their trading interest as eligible or ineligible to interact with certain orders or trading interest in the LeveL ATS. Such permissioning elections may be made at the MPID, FIX-session level, or Channel level. Subscriber Channels LeveL Markets will enable a LeveL ATS subscriber to partition or to direct LeveL Markets to partition the subscriber's order flow into one or more "channels." Channels are designed to distinguish meaningfully different types of business from a given subscriber. As discussed above, these can be based on trading behaviors, business units within the subscriber's organization, or some combination thereof. A subscriber can designate to which channel an order belongs either explicitly (by some agreed upon FIX field) or

implicitly (for example, by some combination of order attributes or specific gateway sessions) via coordination with LeveL Markets. For example, a subscriber may have a proprietary trading desk with three distinct teams. Each team may have different strategies or investment objectives, and each may have different contra party instruction lists; thus, each of these teams may be identified by the subscriber to LeveL Markets as distinct channels. This channel-based segmentation is made available to all subscribers. LeveL Markets may also, at its sole discretion, designate new channels or consolidate existing channels without communication to the subscriber. (See Item 13 above.). Any changes to channels requested by a subscriber would generally be put into production the following business day.

As discussed in Item 13 above, subscribers may run a "mark-out" or other trading analysis of its activity in the LeveL ATS or request that LeveL Markets run one on the subscriber's behalf and use the results of such an analysis to identify activity that it deems to be favorable or unfavorable to that subscriber. The subscriber may request that its order flow - either a specific channel, multiple channels, or all of its order flow - not interact with particular channels that are anonymously selected in the outcome of the contra party analyses of its trading activity. LeveL Markets will review the subscriber's executions during an agreed-upon historical time period, and on the basis of a performance metric defined by the subscriber, LeveL Markets will block or prevent future interactions with contra channels that are not in-line with the subscriber's performance threshold from the subscriber's interaction pool. For example, if a trading analysis of a subscriber's executions in the LeveL ATS shows that a stock tends to move in an unfavorable direction (to them) following certain executions but not others, the subscriber may request that their order flow not interact with any contra channel whose combined executions against the subscriber lead to those unfavorable outcomes.

Contra-party Exclusions

As discussed in Item 13 above, the channel-based segmentation for the LeveL ATS is replacing the prior segmentation protocol that involved grouping subscribers into different categories such as agency algorithms or smart order routers, broker-dealers, exchanges or other ATSs, electronic market makers, high-touch agency broker-dealers, high-touch proprietary broker-dealers, low-touch prop, and sponsored access arrangements. While these categories are no longer being supported, as described more fully in Item 13, LeveL Markets has mapped those legacy segments into channel-based equivalents and has carried over any existing subscriber exclusion elections utilizing the channel-based equivalents to the previous segments. These exclusion elections can be modified by the subscriber through a request to LeveL Markets, as described below.

Subscribers can provide LeveL Markets with a list of market-participant IDs (MPIDs) which it wishes to be excluded from their interactions. As described above, subscribers can also request that LeveL Markets carry out an anonymous contra-party exclusion analysis on their behalf, in which contra-parties are deselected (exclusions) at the channel level, on the basis of a performance metric defined by the subscriber. These analyses are based solely on the subscriber's own performance metric applied to the subscriber's past interactions (executions) with the contra-party channels over some designated time period and with some designated performance threshold. LeveL Markets provides this analysis to all of its subscribers who request it, so long as such requests are reasonable in the Firm's judgment and in its sole discretion. For example, if the subscriber requests the identity or nature of specific counterparties to its executions in the LeveL ATS, if the requests require data that the Firm does not possess, or if the requests are so frequent that the Firm doesn't have the resources to reasonably address them all, those requests will be rejected. A subscriber can have a different set of inclusions or exclusions for each of their own channels. Any contra-party channels that are excluded are done so on an anonymous basis. Note that a subscriber's contra-party exclusions apply asymmetrically - only when the subscriber is providing liquidity in the prospective execution. For the LeveL ATS, an order "provides liquidity" when that order arrives before other orders and rests on the LeveL ATS as a potential counterparty to subsequent orders in that same security. A request for contra-party exclusions to be implemented regardless of liquidity flag (providing or removing) can be made in writing to LeveL Markets and will be evaluated on a case-by-case basis. In circumstances where LeveL Markets has determined to divide a subscriber's order flow into multiple channels based upon its own determination that the subscriber's order flow contained meaningfully distinguishable types of flow, any contra party exclusion requests from the subscriber that had been in place for the single channel will be applied to each new channel created by LeveL Markets unless and until the subscriber requests different exclusions. In addition, if a subscriber had multiple established channels that, in the judgment of LeveL Markets, did not represent meaningfully distinguishable types of flow, but those channels had different contra party exclusions, LeveL Markets would not combine those similar channels into one channel.

Subscriber Trading Arrangements

A subscriber can engage in unilateral, bilateral, or multilateral trading arrangements with one or more contra parties. These arrangements require the explicit consent from all involved parties and can be configured at the channel level or at the subscriber or MPID level. Provided that LeveL Markets receives the express permission of all subscribers intended to be parties to that arrangement, LeveL Markets will generally approve all such requests. Note that a subscriber channel can have its orders participate in a trading arrangement only, participate in the trading arrangement first and then if not match interact with the general pool of subscribers to the ATS, or simultaneously be eligible to interact outside the arrangement as requested by the subscriber. Such arrangements can be requested via a communication (oral or written, including electronic) to LeveL Markets. There is no default arrangement priority implemented by LeveL Markets. Subscribers may also have multiple trading arrangements and may interact within and among those arrangements and with the broader LeveL pool in whatever order preferred by that subscriber. Orders sent simultaneously to multiple trading arrangements or one or more trading arrangements and the broader LeveL pool will match according to the priority specified by the subscriber, if any, and otherwise by the priority rules of the LeveL ATS as specified herein. There are no different order types or other differences relating to the operation of a trading arrangement from the order types or rules relating to the operation of the LeveL ATS as disclosed in this ATS-N. LeveL Markets will not create or modify subscriber trading arrangements unless directed by the relevant subscriber.

On behalf of Buyside Subscribers, LeveL Markets sponsors a trading arrangement through which Buyside Subscribers can trade between themselves and not with the broader LeveL pool. Such Buyside Subscribers can also, if they elect, have LeveL Markets represent their orders within that Buyside Subscriber-specific trading arrangement and in the LeveL pool simultaneously or after seeking a potential match within that trading arrangement first, at the Buyside Subscriber's election and dependent upon the system used by such Buyside Subscriber to route orders to the LeveL ATS. Buyside Subscribers who utilize the UI will be able to interact with the broader LeveL pool after first seeking a match within the Buyside Subscriber trading arrangement and can also have LeveL Markets represent their orders within the Buyside Subscriber trading arrangement and in the LeveL pool simultaneously. Buyside Subscribers routing orders via broker-dealer routers or via Fidelity Service Bureau are only able to interact with orders within the Buyside Subscriber trading arrangement and not with the broader LeveL pool. The default order size for Buyside Subscribers for the Buyside Subscriber trading arrangement is 5,000 shares, which can be increased or decreased upon client request to LeveL Markets. Sponsored Buyside Entities and Outsourced Trading Brokers, as defined in Part II Item 1, are also able to interact with the Buyside Subscriber trading arrangement. Orders sent by Sponsored Buyside Entities to the Buyside Subscriber trading arrangement are only eligible to trade within that trading arrangement and not with the general LeveL pool. Orders sent by Outsourced Trading Brokers to the Buyside Subscriber trading arrangement are eligible to interact with the general LeveL pool at the Outsourced Trading Broker's election as made to LeveL Markets.

Subscribers may elect that their orders only interact with other orders submitted by the same subscriber ("Internalization Only"). These subscribers may elect to have orders from certain of their channels (such as desks or other business units) interact or not interact with orders from certain other channels within the same subscriber ("Channel-based Permissioning"). In addition, these subscribers may elect to prioritize potential contra parties to their orders in the LeveL ATS (a "Contra Priority List"). For example, a subscriber may wish to execute internally first if there is a match and then execute against a particular counterparty if not. Similarly, a subscriber may wish to execute against certain potential counterparties in a specific order if there are matching opportunities against such counterparties. For example, a subscriber may want to first look for a match against one or more potential counterparties (Counterparty Set A). If there are no eligible orders from Counterparty Set A, then the subscriber may want to look for a match against Counterparty Set B, and so on. Subscribers electing to use Contra Priority List functionality may, but are not required to, obtain permission from the potential counterparties to prioritize the contra parties in that arrangement. By default, this Contra Priority List functionality only applies when an order is first entered onto the LeveL ATS; instructions unrelated to a Contra Priority List will be followed in the event of a subsequent match in the ATS. As noted above, the subscriber may elect that these orders then be exposed to orders from the rest of the LeveL ATS pool of subscribers or not, at the subscriber's option. Subscribers utilizing Contra Priority List are able to customize their experience within a Contra Priority List in various "waterfall" scenarios. Subscribers may elect that their orders proceed from one contra party in its Contra Priority List to the next (and then to the next, and so on) based upon execution units, based upon time, or a combination of the two.

If the "execution" based criterion is elected by the subscriber, the subscriber's order will "fall" from one Counterparty Set to the next in priority following the execution of a subscriber-defined number of shares from the subscriber's orders. In the Contra Priority List example described above, a subscriber may configure that its order to buy 1,000 shares of security ABCD first execute against Counterparty Set A until it has executed at least some number of shares, determined by the subscriber on an order-by-order basis (for example, 200 shares). Once at least 200 shares are executed against Counterparty Set A, the order would then additionally be able to execute against Counterparty Set B (while continuing to be eligible to execute against Counterparty Set A). Once an additional 200 or more shares have been executed against Counterparty Sets A or B, it would then additionally be eligible to execute against Counterparty Set C, and so on. For clarity, in this scenario, the order will not be eligible to execute against Counterparty Set C if the order does not execute for at least the required amount of shares against Counterparty Set A or B first.

If the "time" based criterion is elected by the subscriber, the subscriber can configure the order to buy the security ABCD to execute (and continue to execute) against Counterparty Set A, if possible, until some amount of time, determined by the subscriber on an order-by-order basis (for example, one second) has elapsed without a match. The order will then additionally be able to execute against Counterparty Set B, and so on.

A subscriber may use both the execution and time parameters in combination. In this configuration, the subscriber has two options, which may be chosen on an order-by-order basis: "either," or "both." If "either" is used, the order will waterfall from one priority level to the next if either criterion is met; if "both" is used, both criteria must be met for an order to waterfall from one Counterparty Set to the next.

Any elected "waterfall" scenario will continue in the expressed priority order as long as all activity (firm-ups in response to invitations, etc.) is occurring over the same channel (see Item 13 above). If a firm-up response is sent via a different channel, then any waterfall instructions, if supplied, will be ignored, although "non-waterfall" priority instructions (if any) will be honored.

The "execution" based option is not available for VWAP orders. Once all potential counterparties in all Contra Priority List levels (A, B, and C in the above example) are exhausted, the order (if any quantity remains from the order) will be exposed to the rest of the LeveL pool, subject to any contra-party exclusions otherwise in effect.

By default, matches within the Buyside Subscriber trading arrangement will "waterfall" from that arrangement to the LeveL pool after the first execution or after fifteen (15) seconds have elapsed from a match if there was no resulting execution.

Broker-Dealer Subscribers may elect that their Firm Orders or Conditional Orders not interact with EFUT Conditional Orders (as discussed more fully in Part III Item 7(a) and 9(a)) at the session level or on an order-by-order basis. Subscribers cannot elect for their EFUT Conditional Orders to not interact with other EFUT Conditional Orders.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ○ No

Item 22: <u>Clearance and Settlement</u>

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (<u>e.g.</u>, whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

While LeveL Markets effects transactions on the LeveL ATS as dual-agent, LeveL Markets acts as principal for settlement purposes. While Instinet clears and settles all transactions executed in the LeveL ATS pursuant to a fully-disclosed clearing agreement between LeveL Markets and Instinet, LeveL Markets requires every subscriber to either self-clear or have its own clearing arrangement with a clearing firm (for the avoidance of doubt, this may include a separate clearing arrangement between a subscriber and Instinet).

Instinet will submit trades to NSCC for clearing in accordance with any QSR arrangement between Instinet and the subscriber or the subscriber's clearing firm.

~~Effective March 30, 2026, when~~<u>When</u> a transaction is executed by the LeveL ATS involving a Buyside Subscriber, the LeveL ATS transmits the execution information to LeveL Markets's back-office system and notifies the parties to the trade of the execution. All transactions executed on the LeveL ATS for Buyside Subscribers are cleared and settled via NSCC and DTC by NFS pursuant to a fully-disclosed clearing arrangement between LeveL Markets and NFS. A LeveL ATS Buyside Subscriber settles a transaction in the System against LeveL Markets via its clearing firm (NFS) and not against the other Participant that is a party to the match. The identity of one party to a transaction is never identified to the other side of that transaction in the LeveL ATS. Upon instructions received from a Buyside Subscriber, transactions in the LeveL ATS may also be cleared and settled via prime brokerage arrangements, via the Buyside Subscriber's custody bank, or via other settlement instructions provided to the Firm by the Buyside Subscriber.

b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ○ No